UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

RAPT Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75382E 109

(CUSIP Number)

May 24, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75382E 109

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,199,363(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,199,363 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,199,363 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s Common Stock, $0.0001 par value (“Common Stock”) is comprised of 817,832 shares of Common Stock owned by a private investment vehicle managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicle. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 4,000,000 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the “Warrants”). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 9.99% (the “Beneficial Ownership Limitation”) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the “Beneficial Ownership Blocker”). The Beneficial Ownership Limitation may be changed at a holder’s election upon 61 days’ notice to the Issuer.

(2) Percentage based on the sum of (a) 29,644,130 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022 (the “Form 10-Q”), plus (b) 2,381,531 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 75382E 109

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,199,363 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,199,363 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,199,363 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 817,832 shares of Common Stock owned by a Redmile Fund, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Fund. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 4,000,000 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies.

(4) Percentage based on the sum of (a) 29,644,130 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in the Form 10-Q, plus (b) 2,381,531 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 75382E 109

1	Name of Reporting Person Redmile Biopharma Investments III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 2,381,531 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,381,531 (5)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,381,531 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%(6)
12	Type of Reporting Person (See Instructions) PN

(5) Redmile Biopharma Investments III, L.P.’s beneficial ownership of the Issuer’s Common Stock is comprised of 4,000,000 shares of Common Stock issuable upon exercise of the Warrant directly held by Redmile Biopharma Investments III, L.P. subject to the Beneficial Ownership Blocker.

(6) Percentage based on the sum of (a) 29,644,130 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in the Form 10-Q, plus (b) 2,381,531 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Biopharma Investments III, L.P.

Item 1.

(a)	Name of Issuer

RAPT Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

561 Eccles Avenue

South San Francisco, CA 94080

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC
Jeremy C. Green

Redmile Biopharma Investments III, L.P.

(b)	Address of Principal Business office of each Reporting Person is:

One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

Redmile Biopharma Investments III, L.P.: Delaware

(d)	Title of Class of Securities

Common Stock, $0.0001 par value

(e)	CUSIP Number

75382E 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 3,199,363*
Jeremy C. Green – 3,199,363*

Redmile Biopharma Investments III, L.P. – 2,381,531 **

(b)	Percent of class:

Redmile Group, LLC – 9.9%*
Jeremy C. Green – 9.9%*

Redmile Biopharma Investments III, L.P. – 7.4% **

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,199,363*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,199,363*

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,199,363*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,199,363*

Number of shares as to which Redmile Biopharma Investments III, L.P. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,381,531**

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,381,531**

*	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of the Issuer’s Common Stock is comprised of 817,832 shares of Common Stock owned by a private investment vehicle managed by Redmile Group, LLC, which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of such private investment vehicle. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Redmile Group, LLC and Mr. Green may also be deemed to beneficially own 4,000,000 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, if the Beneficial Ownership Blocker applies.

Percentage based on the sum of (a) 29,644,130 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in the Form 10-Q, plus (b) 2,381,531 shares of Common Stock issuable upon exercise of the Warrants.

**	Redmile Biopharma Investments III, L.P.’s beneficial ownership of the Issuer’s Common Stock is comprised of 2,381,531shares of common stock issuable upon the exercise of the Warrants directly held by Redmile Biopharma Investments III, L.P. subject to the Beneficial Ownership Blocker.

Percentage based on the sum of (a) 29,644,130 shares of Common Stock outstanding as of May 6, 2022, as reported by the Issuer in the Form 10-Q, plus (b) 2,381,531 shares of Common Stock issuable upon exercise of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2022

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

/s/ Jeremy C. Green
Jeremy C. Green

Redmile Biopharma Investments III, L.P. By: Redmile Biopharma Investments III (GP), LLC, its general partner
By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member